SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 000-25417
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

     Annual Report on Form 10-KSB.

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Torbay Holding, Inc. Torbay Acquistion Corp. 4 Mulford Place, Suite 2G Hempstead, NY 11550

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant has encountered unanticipated delays in compiling and consolidating the financial information from its subsidiaries necessary to complete the audited financial statements for its Annual Report on Form 10-KSB.

      As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure to the Commission and to current stockholders and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-KSB filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Alexander Gordon Lane	(516)	229-2023

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Torbay Holdings, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2002	By:	/s/ William Thomas Large William Thomas Large President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).